UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by minority shareholders for the Board of Directors

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Rio de Janeiro, March 24, 2022 - Petróleo Brasileiro S.A. - Petrobras, under the terms of the Ofício Circular/Anual-2022-CVM/SEP, informs that it has received the nomination of candidate to the Board of Directors (BD) for the separate election of minority common shareholders, whose election will take place in the Annual General Meeting of April 13, 2022

Investment funds managed by Navi Capital - Administradora and Gestora de Recursos Financeiros Ltda have nominated the following candidate

Candidate Name	Position
Ana Marta Horta Veloso	Board of Directors member nominated by minority common shareholders for separate election

Below is the resume of the nominated candidate:

Ana Marta Horta Veloso. Ms. Ana Marta Horta Veloso has a degree in economic sciences from the Federal University of Minas Gerais (UFMG) and a master's degree in economics from the Federal University of Rio de Janeiro (UFRJ). She began her career at BNDES, where she worked from 1992 to 2006, holding several executive positions, with a focus on capital markets. In 2006, she assumed an executive position at Banco Pactual, later UBS Pactual, where she worked in the Long-Term Investments Area. She participated, representing Pactual, in the Board of Directors of Light S.A., Light SESA and Equatorial Energia S.A (Equatorial). In 2008 she became Equatorial's statutory director, where she followed up and monitored the equity stakes in its subsidiaries and prospected and analyzed M&A operations. Representing Equatorial, she was a member of the Board of Directors of Companhia Energética do Maranhão - CEMAR S.A., of Centrais Elétricas do Pará - CELPA S.A. and of Geradora de Energia do Norte S.A.. Between 2015 and 2017, she held the positions of CEO, Head of IR and Member of the Board of Directors at Light S.A.. She led the team responsible for structural changes in the management of the companies of the Light Group in the financial, regulatory and operational fronts. In 2018, she worked as a senior advisor at GP Investments and Credit Suisse Energy Infra Partners, participating in the due diligence and valuation process of Light S.A., in which GP Investments would be an anchor shareholder in a primary and secondary offering of shares. Between 2018 and 2019 she worked at Eletropaulo S.A. as an independent member of the Board of Directors and the Audit and Compensation Committees. She participated in the strategic decisions regarding the competitive process that resulted in the Public Offering of Shares by ENEL that took control of the company. She also contributed to the company's control transition process as a Board Member and member of the Audit and Compensation Committees. Between 2019 and 2020 she worked at Light S.A. as CEO and Investor Relations Officer, participating in the structuring and execution of primary and secondary follow-on in the amount of R$ 2.5 billion, sale of the stake in Renova Energia and implementation and delivery of the first stages of the operational turn around of Light SESA. Since 2021 she is an Independent Member of the Board of Directors and Coordinator of the Audit Committee of Vinci Partners and Independent Member of the Board of Directors and Member of the Compensation Committee of Rio Energy S.A..

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Phone.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer